Exhibit 99.2

PARINGA RESOURCES LIMITED

# Annual Report 2018

ABN 44 155 933 010

CORPORATE DIRECTORY

DIRECTORS:

Mr. Ian Middlemas – Chairman
Mr. Todd Hannigan – Deputy Chairman & Interim CEO
Mr. David Gay – Executive Director & President
 Mr. Jonathan Hjelte – Non-Executive Director
Mr. Richard McCormick – Non-Executive Director
 Mr. Thomas Todd – Non-Executive Director

Mr. Gregory Swan – Company Secretary

OFFICES:

Mine Office:
373 Whobry Road
Rumsey KY 42371
UNITED STATES

New York Office:
28 West 44th Street, Suite 810
New York NY 10036
 UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
 AUSTRALIA

 STOCK EXCHANGE LISTINGS:
United States (pending regulatory approval):
Nasdaq Capital Market (Nasdaq symbol: PNRL)

Australia:
Australian Securities Exchange (ASX symbol: PNL)

SHARE REGISTRIES:

United States:
Computershare Investor Services
211 Quality Circle, Suite 210
College Station TX 77845
UNITED STATES
 Tel: +1 781 575 4247

Australia:
Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
 Tel: +61 8 9323 2000

LAWYERS:

United States:
Frost Brown Todd Attorneys
Gibson, Dunn & Crutcher

Australia:
 DLA Piper

AUDITOR:

Deloitte Touche Tohmatsu

WEBSITE:

www.paringaresources.com

DIRECTORS’ REPORT

The Directors of Paringa Resources Limited present their report on the Consolidated Entity consisting of Paringa Resources Limited (“Company” or “Paringa”) and the entities it controlled at the end of, or during, the year ended June 30, 2018 (“Consolidated Entity” or “Group”).

OPERATING AND FINANCIAL REVIEW

Summary of Operations

Paringa Resources Limited is an emerging U.S. energy provider developing the high margin, low capex Buck Creek Mine Complex (“Buck Creek Complex”) located in the growing Illinois Coal Basin (“ILB”).

The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the Poplar Grove Mine with planned production of 2.8 million tons per annum (“Mtpa”); and (2) the Cypress Mine with planned production of 3.8 Mtpa.

Construction is well underway at the Poplar Grove Mine, with first coal expected to be reached during December 2018. The Group’s objective is to become the next major Illinois Coal Basin producer by developing low capital and operating cost mines located near low cost river transportation.

Once the Poplar Grove Mine is constructed, the Group has the potential to make low risk, low cost mine developments to grow its coal production to 6.6 Mtpa and beyond. The Group will underpin this additional growth with long-term sales contracts to ensure that additional capacity investments are low risk and generate high levels of free cash flow.

The simplicity of the Poplar Grove mine construction, coal mining operations and coal processing techniques provide relatively low execution and operational risks compared to other new mine developments.

Paringa Resources Limited ANNUAL REPORT 2018	1

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Highlights

Highlights during, and since the end of, the financial year include:

•	Commenced construction of the Poplar Grove Mine in August 2017, with first coal expected to be reached during December 2018;

•	Completed 1,029 feet of excavation of the 1,495-foot slope decline to access the underground coal, with forecast intersection of first coal in December 2018;

•
Completed the coal handling and preparation plant (“CHPP”) structural steel erection and installation of all process equipment. Water balance of the plant began in August 2018 with no issues encountered;

•	Completed construction of the conveyor structure from the raw coal reclaim feeder to the breaker building and completed concrete pouring for the thickener;

•	Completed development of the intake and return shafts in August 2018;

•	Completed installation of additional structural support steel sheet piling for the slope, required due to the change of design to access the coal seam via one decline instead of a box-cut development;

•	Unseasonably heavy rains caused some of the worst flooding in the local area around Poplar Grove in over 20 years, which resulted in impacts to completion schedule and capital;

•	Completed a US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited (“Macquarie”), and completed drawdown of the first US$15 million tranche of the PLF;

•	Executed a secured financing package with Komatsu to finance the purchase of mining equipment for the Poplar Grove Mine;

•
The majority of Poplar Grove’s 2018 and 2019 production offtake is contracted with Louisville Gas and Electric Company (“LG&E”) and Kentucky Utilities Company (“KU”), with future coal sales contracts focused on delivery from 2020 onwards;

•	Continued to strengthen the management, construction and operational team and relocated the head office to the Poplar Grove Mine Site in Kentucky;

•	Completed an institutional placement and entitlement offer to raise A$30.2 million (US$22.7 million) before costs; and

•	Market conditions in the Illinois Coal Basin continue to strengthen and coal prices have moved higher in response. Spot pricing in the ILB is up by nearly 20% in 2018.

2	Paringa Resources Limited ANNUAL REPORT 2018

Paringa Resources Limited ANNUAL REPORT 2018	3

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Construction Progress at Poplar Grove

Construction at the Poplar Grove Mine is progressing well, with development of the decline to intersect first coal remaining the critical path activity.

Decline

Progression of the decline excavation reached 1,029 feet of 1,495 feet as of September 26, 2018, with first coal expected to be intersected in December.

Progress of the decline was impacted for 9 days in August 2018 by an incident whereby the slope contractor overfilled the decline box cut with concrete backfill causing deformation of five steel arches.  Paringa worked closely with the Mine Health and Safety Administration (“MSHA”) to rectify the issue and to recommence mining.

A twin-boom track-mounted roof bolter was placed in service in late August 2018, to increase the bolting rate and reduce cycle times, which will lead to improvements to the decline productivity.

Coal Handling and Preparation Plant & Materials Handling

Construction of the coal handling and preparation plant (“CHPP”) continues on schedule with all structural steel erection completed and all process equipment and piping installed.

Water balance of the plant began in August 2018 with no issues encountered.

Concrete pouring for the thickener was completed in July 2018, and pouring of concrete floors in the plant was completed in August 2018.

Electrical work remains on schedule, with the 12kV electrical circuit feeding the CHPP energized in July 2018, and electrical works forecast to be complete during September 2018.

Installation of the materials handling system continues on schedule, with the installation of the steel structure for the Run-Of-Mine (“ROM”) Reclaim, Plant Feed and Clean Coal Collecting conveyors.  Erection of the clean and raw coal stackers has been completed.

Work in the coming months will be focused on the commencement of commissioning activities, including staffing the plant and water balance testing, leading to processing of first coal.

River Dock

Progress at the Ainsworth Dock remains on schedule, with the work barge and fleeting buoys now in place awaiting the installation of the conveyor structures which will commence in September.

The Komatsu / Joy Global surface reclaim feeder is complete and awaiting delivery.

Activities ahead will be focused on the erection and completion of conveyor systems, with commissioning scheduled for November in anticipation of first coal.

Shafts & Ventilation

Development of the intake and return shafts was completed in August 2018, ahead of schedule.

Going forward, work will be focused on completing fabrication and installation of the ventilation fan, with targeted commissioning in November.

Other

Excavation and site development work for the levee construction and the plant and refuse area was completed in early July 2018. Backfilling of the slope box cut is forecast to be completed during October 2018.

Paringa strengthened its on-site team with the addition of an Engineering Manager and Mine Superintendent, initially focused on successful delivery of the decline. Both employees are highly experienced professionals in coal developments and operations, having previously been employed by Peabody Energy and Alliance Resource Partners, two of the largest coal companies in the U.S.

4	Paringa Resources Limited ANNUAL REPORT 2018

Buck Creek Complex

Paringa controls approximately 41,000 gross acres (17,000 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by the Group through approximately 300 individual coal leases with private mineral owners.

Paringa has completed an expanded Bankable Feasibility Study (“BFS”) for the Buck Creek Complex (i.e. Poplar Grove and Cypress Mine), incorporating the expansion of the Poplar Grove Mine to include the Western Kentucky No.11 coal seam (“WK No.11 seam”) in addition to the Western Kentucky No.9 coal seam (“WK No.9 seam”). The expanded BFS confirms the Buck Creek Complex’s technical and economic viability.

Poplar Grove and Cypress Mines Fundamentals (to a maximum accuracy variation +/- 10%)
	Poplar Grove Mine	Cypress Mine
Average ROM Coal Production Steady State	3.6 Mtpa	5.1 Mtpa
Total ROM Coal Produced Life-of-Mine (“LOM”)	89.0 million tons	86.3 million tons
Product Heating Content	11,200 Btu/lb	11,200 Btu/lb
Average Product Yield	76%	77%
Mine Life	25 years	18 years
Average Saleable Coal Production Steady State	2.8 Mtpa	3.8 Mtpa
Total Saleable Coal Produced (LOM)	67.7 million tons	66.2 million tons
Coal Processing Plant Capacity	400 tons per hour	700 tons per hour
Coal Processing Method	Dense Media 2-Stage	Dense Media 2-Stage
Underground Mining Method	Room-and-Pillar	Room-and-Pillar
Average Annual Operating Costs (steady state)	US$28.28 per ton	US$27.37 per ton

Low Capex Developments

The total initial capital expenditure estimates to develop the Poplar Grove Mine and Cypress Mine are approximately US$56.8 million and US$101.2 million, respectively, which includes all major capital items including site development, electrical substation and infrastructure, coal access mine development, surface facilities, equipment leasing, coal preparation plant, materials handling and the Green River barge load-out facility.

The Poplar Grove Mine and Cypress Mine are located in one of the best-serviced and infrastructure advantaged coal regions in the United States. Estimates of capital costs for the Poplar Grove and Cypress Mines are based in part on the capital costs of similar mines in the region operating in similar conditions, utilizing identical mining or processing techniques and equipment.

Low Operating Costs

The average (steady state) annual operating cost (free-on-board barge) for the Poplar Grove Mine and Cypress Mine, is estimated to be approximately US$28.28 and US$27.37 per saleable ton, respectively.

Operating costs are projected for each year of the mine plan, considering projected annual ROM tonnage, clean tonnage and feet of advance. Operating cost projections are based on current pricing provided by reputable vendors and contractors and our estimates of staffing, wage and salary levels, employee benefits, operating and maintenance and supply costs per ton produced (for the mine) or processed (for the plant and dock). Other costs include outside services, sales and administrative costs, royalties, black lung federal excise tax, OSM reclamation fees and property tax and insurance.

Paringa Resources Limited ANNUAL REPORT 2018	5

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Buck Creek Complex (Continued)

Coal Resources and Reserves

During the previous financial year, the Group revised its Coal Reserves and Coal Resources for the Buck Creek Complex as part of preparing the expanded BFS. The Coal Reserves and Coal Resources increased significantly as a result of including coal from the WK No.11 seam identified at Poplar Grove and Cypress Mines.

Poplar Grove and Cypress Mines Coal Resource Estimate (WK No.9 and No.11 seam)
CRE Tonnage (tons)
Measured	Indicated	Total Measured & Indicated	Inferred	Total
103.6 million	228.6 million	332.2 million	0.7 million	332.9 million

Poplar Grove and Cypress Mines Ore Reserve Estimate
Recoverable Coal Reserve (Mt)			Yield	Marketable Coal Reserve (Mt)
Proven	Probable	Total	%	Proven	Probable	Total
43.5	92.3	135.7	76.48%	33.2	70.6	103.8

High Quality Coal

The Poplar Grove and Cypress Mines have highly attractive coal quality properties compared to existing operating mines in the Illinois Basin. On a 100% washed basis, together with a 4% addition to equilibrium moisture, the WK No.11 and WK No.9 coal seams have a high heat content of 12,160 Btu/lb and 11,851 Btu/lb respectively, which compares favourably with the larger producing mines in the Illinois Basin.

Since thermal coal mines are ultimately selling energy, this factor makes the Poplar Grove and Cypress Mines very attractive new sources of energy from the Illinois Basin. An overview of the Raw Proximate Analysis and Average Washed Core Product Qualities for the WK No.11 and WK No.9 coal seams are provided below:

Coal Seam Coal Quality Specifications – WK No.11
Raw Proximate Analysis (As Received)						Average Washed Core Product Qualities (Float 1.60 SG with Moisture = Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Sulfur	Yield @ 1.60 Float)
4.9%	15.7%	38.6%	40.1%	0.12%	58	12,160	8.5%	3.4%	84.2%

Coal Seam Coal Quality Specifications – WK No.9
Raw Proximate Analysis (As Received)						Average Washed Core Product Qualities (Float 1.60 SG with Moisture = Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Sulfur	Yield @ 1.60 Float)
6.3%	11.7%	37.5%	44.3%	0.15%	60	11,851	8.7%	2.8%	93.3%

Completed Permitting

During the year, the Company completed the mine permitting process for the 2.8 Mtpa Poplar Grove Mine, following receipt of the final federal Surface Mining Control and Reclamation Act (“SMCRA”) permit. The permitted Poplar Grove Mine complements the previously permitted 3.8 Mtpa Cypress Mine which remains “shovel ready”.

6	Paringa Resources Limited ANNUAL REPORT 2018

Corporate

LG&E and KU Coal Sales Contract

Paringa has a cornerstone coal sales contract with LG&E and KU, one of the biggest fuel buyers within the Ohio River, to sell 4,750,000 tons of its product from 2018 to 2022.

The Company is in negotiations with a number of utilities located within the Ohio River and South-East markets, including advanced negotiations with one of the largest electric utilities in the U.S. for a new two-year sales contract, which is expected to be executed shortly. This new sales agreement will satisfy the additional coal sales condition precedent for drawdown of the US$6.7 million second tranche of the Macquarie PLF.

Capital Raising

During the year, the Company completed an institutional placement and entitlement offer of 137.4 million ordinary shares at A$0.22 each to raise A$30.2 million (US$22.7 million) before costs.

Argonaut acted as Lead Manager, Bookrunner and Underwriter to the Placement.

Debt Facility

During the year, the Company executed formal documentation with Macquarie Bank Limited to provide a two tranche US$21.7 million secured Project Loan Facility.

Subsequent to the end of the financial year, the Company reached financial close for the PLF and drew down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and to drawdown the first tranche of the PLF. The second US$6.7 million tranche is not currently required and will not be drawn before Q1 2019.

Equipment Financing

During the year, the Company executed a secured financing package for mining equipment at the Poplar Grove Mine with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of equipment, funding the majority of the upfront capital costs for the key mining and ancillary equipment.

Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost. In addition, the Company will enter into a Life Cycle Management Agreement with Komatsu and Joy to maintain and repair the equipment, including rebuilds.

Proposed U.S. Listing

Subsequent to the end of the financial year, the Company filed a registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission (“SEC”).

Paringa’s registration of ordinary shares, if approved by the SEC, would allow American depositary shares (“ADSs”) representing ordinary shares to be listed on a national securities exchange in the United States. The Company has made an application to list the ADSs on the Nasdaq Capital Market (“Nasdaq”), with each ADS representing 50 ordinary shares of the Company.

The SEC registration and Nasdaq listing process will not include any capital raising. The Company will maintain its existing listing of ordinary shares on the Australian Securities Exchange (“ASX”) under the symbol “PNL”.

Results of Operations

The net loss of the Group for the year ended June 30, 2018 was US$7.1 million (2017: US$6.0 million). Significant items contributing to the current year loss and the differences from the previous financial year include:

(i)
Employee benefit expenses of US$3.0 million (2017: US$2.3 million) relating to the Group’s staffing and travel requirements required to support the development of (and previously the exploration of) the Buck Creek Complex;

(ii)
Share-based payment expenses of US$2.3 million (2017: US$0.7 million) relating to the Group’s accounting policy of expensing the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities;

(iii)	Foreign stock exchange listing expenses of US$0.8 million (2017: US$0.0 million) relating to the Company’s planned listing in the United States; and

(iv)
Exploration and evaluation expenses of US$0.0 million (2017: US$1.5 million) relating to the Group’s policy of expensing exploration and evaluation expenditure incurred by the Group subsequent to the acquisition of the rights to explore and up until the technical feasibility and commercial viability of project has been demonstrated.

Paringa Resources Limited ANNUAL REPORT 2018	7

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Financial Position

At June 30, 2018, the Group had cash reserves of US$22.6 million (2017: US$34.8 million). The Group is in a strong financial position to conduct its current and planned development activities.

At June 30, 2018, the Group had net assets of US$77.1 million (2017: US$60.6 million), an increase of 27% compared with the previous year.

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value through the successful development and commercial exploitation of its projects. To date, the Group has not commenced production of any minerals.

To achieve its objective, the Group currently has the following business strategies and prospects:

(i)	Complete construction of the Poplar Grove Mine in 2018;

(ii)	Commence first coal production at the Poplar Grove Mine in 2018;

(iii)	Ramp up production during 2019 and 2020 to reach full production capacity;

(iv)	Enter into additional coal sales with utilities located within the Ohio River and South-East markets; and

(v)	Assess other mine development opportunities within the Buck Creek Complex and ILB, such as the Cypress Mine.

All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely activities will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

•
The Group’s projects are not yet in production – As a result of the substantial expenditures involved in mine development projects, mine developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine;

•
The Group may be adversely affected by fluctuations in commodity prices – The price of coal and base metals fluctuates widely and is affected by numerous factors beyond the control of the Company. Future production, if any, from the Company’s mineral properties and its profitability will be dependent upon the price of coal and/or base metals being adequate to make these properties economic. The Company currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Company’s operations change, this policy will be reviewed periodically going forward;

•
The Group’s leasehold interests may have defects in title – The Company expects to conduct a significant part of its mining operations on properties that it has leased. As is industry practice in the U.S., title to most of the Group’s leased properties and mineral rights is not thoroughly verified until mining commences. Accordingly, actual or alleged defects in title or boundaries may exist, which could adversely affect the Group’s ability to mine the associated coal reserves. In addition, the Company is continuing with its leasing program to secure additional leased properties within the project area, however there can be no guarantee that the Group will secure additional leasing which could impact on operations;

•
The Company’s activities are subject to Government regulations – Any material adverse changes in government policies or legislation of the United States that affect coal mining, processing, development and mineral exploration activities, income tax laws, royalty regulations, government subsidies and environmental issues may affect the viability and profitability of Paringa’s current and future projects. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could adversely impact the Group’s mineral properties; and

•
Global financial conditions may adversely affect the Group’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts could include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, and foreign exchange markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth, or rate of growth, and ability to fund its activities.

8	Paringa Resources Limited ANNUAL REPORT 2018

DIRECTORS

The names and details of the Company’s Directors in office at any time during the financial year or since the end of the financial year are:

Current directors
Mr. Ian Middlemas	Chairman
Mr. Todd Hannigan	Deputy Chairman and Interim CEO (appointed Interim CEO effective June 18, 2018)
Mr. David Gay	Executive Director & President
Mr. Jonathan Hjelte	Non-Executive Director
Mr. Richard McCormick	Non-Executive Director
Mr. Thomas Todd	Non-Executive Director

Former directors
Mr. Grant Quasha	Managing Director & CEO (resigned effective June 18, 2018)

Unless otherwise stated, Directors held their office from July 1, 2017 until the date of this report.

CURRENT DIRECTORS AND OFFICERS

Mr. Ian Middlemas  B.Com, CA
Non-Executive Chairman

Mr. Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a Director with a number of publicly listed companies in the resources sector.

Mr. Middlemas was appointed as a Director of the Company on October 16, 2013 and as Chairman on January 7, 2014.  During the three year period to the end of the financial year, Mr. Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Cradle Resources Limited (May 2016 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Piedmont Lithium Limited (September 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), and Syntonic Limited (April 2010 – June 2017).

Mr. Todd Hannigan  B. Eng (Hons)
Deputy Chairman and Interim CEO

Mr. Hannigan was the Chief Executive Officer of Aston Resources from 2010 to 2011. During this time, the company significantly progressed the Maules Creek project, including upgrades to the project’s resources and reserves, completion of all technical and design work for the Definitive Feasibility Study, negotiation of two major project stake sales and joint venture agreements, securing port and rail access and progression of planning approvals to final stages. Mr. Hannigan has worked internationally in the mining and resources sector for over 18 years with Aston Resources, Xstrata Coal, Hanson PLC, BHP Billiton and MIM.

Mr. Hannigan was appointed as a Director of the Company on May 21, 2014, as Deputy Chairman on June 19, 2017 and as Interim CEO on June 18, 2018.  Mr. Hannigan also served as Managing Director and Chief Executive Officer of the Company from November 7, 2016 to June 19, 2017. During the three-year period to the end of the financial year, Mr. Hannigan held a directorship in Prairie Mining Limited (September 2014 – present).

Paringa Resources Limited ANNUAL REPORT 2018	9

DIRECTORS’ REPORT (Continued)

CURRENT DIRECTORS AND OFFICERS (Continued)

Mr. David Gay  B.Eng, MBA, P.E.
Executive Director & President

Mr. Gay is a Professional Mining Engineer with an MBA and has over 35 years of experience in developing coal projects in the USA. Mr. Gay’s experience covers the entire coal development chain including leasing, permitting, exploration, construction, commissioning, production, mergers & acquisitions and financing activities (including project finance, high yield bonds, bank debt, structured finance and equity). Prior to joining the Group, he was Vice President, Mergers and Acquisitions and Business Development at Alpha Natural Resources, one of the USA’s largest coal producers. During his time, Alpha completed over US$10 billion worth of mergers and acquisitions and transitioned into one of the largest coal companies in the US and the third largest coking coal exporter globally. Prior to that, Mr. Gay led several large regional coal companies and was Business Unit President at Pittston Coal Group (20 years’ experience) which at the time was the largest coking coal exporter worldwide.

Mr. Gay was appointed as Director and President of the Company on June 23, 2015. Mr. Gay also served as Chief Executive Officer of the Company from January 7, 2014 to November 7, 2016 and as Managing Director from June 23, 2015 to November 7, 2016. Mr. Gay has not held any other directorships in listed companies during the three-year period to the end of the financial year.

Mr. Jonathan (Jon) Hjelte  M.S., B.S., CFA
Non-Executive Director

Mr. Hjelte is Portfolio Manager of the Utilities, Metals and Mining division at Citadel LLC, one of the largest, most successful alternative investment management firms, specializing in utilities, metals and mining. Prior to this, Mr. Hjelte was with Millennium Management LLC, a global investment management firm with approximately US$30 billion in assets under management. Mr. Hjelte managed an equity portfolio focused on a diverse mix of sectors including power and mining. Mr. Hjelte began his career at Lehman Brothers as an investment banker. Mr. Hjelte graduated Summa Cum Laude from Lehigh University where he received an M.S. in Statistics and a B.S. in the Integrated Business and Engineering honors program. He also holds the Chartered Financial Analyst (CFA) designation.

Mr. Hjelte was appointed as a Director of the Company on January 11, 2016. Mr. Hjelte has not held any other directorships in listed companies during the three-year period to the end of the financial year.

Mr. Richard (Rick) McCormick  BSc, PE
Non-Executive Director

Mr. McCormick has spent the last 20 years of his career specializing in large-scale coal preparation plants and materials handling systems in the U.S., including the Illinois Basin. He has over 30 years of experience in coal preparation and coal preparation equipment, including operations, process and material handling design, construction, and process equipment design and application. Mr. McCormick was previously Chief Executive Officer of DRA Taggart (the US operating arm of DRA Global) a large and highly respected coal mining services firm with significant experience in the Illinois Basin having conducted operational and construction activities of many coal handling and preparation plants, including those owned by Alliance Resource Partners, LP. Mr. McCormick is also a consultant to Concentrate Capital Partners, the fund management and investment arm of DRA Global. Prior to this, Mr. McCormick served as Chief Executive Officer and President of Taggart Global for over 10 years until DRA Global’s acquisition of Taggart Global in 2014. Mr. McCormick is a registered Professional Engineer and has a Bachelor of Science degree in Mechanical Engineering from West Virginia University.

Mr. McCormick was appointed as a Director of the Company on August 11, 2016. Mr. McCormick has not held any other directorships in listed companies during the three-year period to the end of the financial year.

10	Paringa Resources Limited ANNUAL REPORT 2018

Mr. Thomas (Tom) Todd  BSc (Hons), CA
Non-Executive Director

Mr. Todd was the Chief Financial Officer of Aston Resources from 2009 to November 2011. Prior to Aston Resources, Mr. Todd was Chief Financial Officer of Custom Mining, where his experience included project acquisition and funding of project development for the Middlemount project prior to the sale of the company to Macarthur Coal. A graduate of Imperial College, Mr. Todd holds a Bachelor of Physics with first class Honours. He is a chartered accountant (Institute of Chartered Accountants in England and Wales) and a graduate of the Australian Institute of Company Directors.

Mr. Todd was appointed as a Director of the Company on May 21, 2014. Mr. Todd also served as Executive Director from November 7, 2016 to June 19, 2017. During the three-year period to the end of the financial year, Mr. Todd held a directorship in Prairie Mining Limited (September 2014 – present).

Mr. Gregory (Greg) Swan  B.Com, CA, ACIS, AFin
Company Secretary

Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several ASX-listed companies that operate in the resources sector. He commenced his career with a large international chartered accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Papillon Resources Limited, Coalspur Mines Limited, and Piedmont Lithium Limited.

Mr. Swan was appointed Company Secretary of the Company on November 25, 2013.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year consisted of the development of resource projects.

LOSS PER SHARE

	2018 (US$)	2017 (US$)
Basic and diluted loss per share	$0.02	$0.03

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group’s operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no significant known breaches by the Group during the financial year.

Paringa Resources Limited ANNUAL REPORT 2018	11

DIRECTORS’ REPORT (Continued)

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the financial year were as follows:

(i)	On August 8, 2017, the Company announced that it had commenced construction of the Poplar Grove Mine, beginning with excavation and site development works at the mine site area;

(ii)
On September 18, 2017, the Company announced that, following a detailed value engineering and mine optimization of the Poplar Grove Mine, the Company will now access the underground coal seam via a slope (i.e. decline) from surface with two additional vertical airshafts, replacing the proposed box-cut development with three declines that were to be excavated by the Company using short term construction equipment;

(iii)
On October 19, 2017, the Company announced that it had appointed Mr. Adam Anderson as the Company’s Senior Vice President of Coal Sales and Marketing and Mr. Rick Kim had been promoted to the position of Chief Operating Officer (‘‘COO’’) of the Company. Mr. Anderson was previously Vice President of Sales and Marketing for Armstrong Energy Inc., the second largest coal producer in Western Kentucky;

(iv)
On November 20, 2017, the Company announced that the foundations for the Poplar Grove Mine’s coal handling and preparation plant (‘‘CHPP’’) had almost been completed, with structural steel to be erected in the coming weeks, and also that excavation and site development works had commenced at the Poplar Grove Mine’s barge load-out facility on the Green River;

(v)
On December 13, 2017, the Company announced that vertical construction of the CHPP had commenced with the erection of structural steel, and crews had begun driving sheet piling, delineating the keyhole access to support the underground excavation of the slope decline to access the underground coal;

(vi)
On March 15, 2018, the Company announced that unseasonably heavy rains had caused some of the worst flooding in the local area around the Poplar Grove Mine in over 20 years, which had resulted in impacts to completion schedule and capital;

(vii)	On May 17, 2018, the Company announced that it had signed documentation with Macquarie Bank Limited to provide a two tranche US$21.7 million secured Project Loan Facility (‘‘PLF’’);

(viii)
On May 17, 2018, the Company announced that it would undertake an underwritten equity raising to raise approximately A$30.2 million (US$22.7 million) (‘‘Equity Raising’’), comprising an institutional private placement of approximately 31.8 million new shares to raise up to A$7.0 million (before costs) (‘‘Placement’’) and an accelerated, pro-rata non-renounceable entitlement offer of up to approximately 105.6 million new shares on the basis of one (1) new share for every three (3) shares held by eligible investors on the record date, to raise up to approximately A$23.2 million (before costs) (‘‘Entitlement Offer’’);

(ix)
On May 21, 2018, the Company announced that it had completed the fully underwritten Placement and the accelerated institutional component of the Entitlement Offer, to raise approximately A$19.2 million (before costs), and on June 12, 2018, the Company announced that it had completed the fully underwritten retail component of the Entitlement Offer, to raise approximately A$11.0 million (before costs); and

(x)
On June 13, 2018, the Company announced that Mr. Grant Quasha had resigned as Managing Director and Chief Executive Officer of the Company, effective from June 18, 2018. The Company has commenced a search for a new Managing Director and Chief Executive Officer and will inform the market once an appointment has been made. Mr. Todd Hannigan, Deputy Chairman of the Company, has been appointed interim Chief Executive Officer whilst the search for a suitable candidate continues.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

(i)
On September 5, 2018, the Company announced that it had filed a registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission (“SEC”). Paringa’s registration of ordinary shares, if approved, would allow American depositary shares (“ADSs”) representing ordinary shares to be listed on a national securities exchange in the United States; and

(ii)
On September 10, 2018, the Company announced that it had reached financial close for its US$21.7 million PLF from Macquarie, and drawn down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF.

12	Paringa Resources Limited ANNUAL REPORT 2018

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2018 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2018, of the Group;

•	the results of those operations, in financial years subsequent to June 30, 2018, of the Group; or

•	the state of affairs, in financial years subsequent to June 30, 2018, of the Group.

DIRECTORS’ INTERESTS

As at the date of this report, the Directors’ interests in the securities of the Company are as follows:

	Interest in securities at the date of this report
	Shares[1]	Options[2]	Rights[3]
Mr. Ian Middlemas	14,015,152	-	-
Mr. Todd Hannigan	11,361,104	875,000	2,500,000
Mr. David Gay	2,910,338	-	3,000,000
Mr. Jonathan Hjelte	1,449,001	500,000	-
Mr. Richard McCormick	1,000,000	-	-
Mr. Thomas Todd	6,574,359	875,000	1,250,000

Notes:
[1]	“Shares” means a fully paid ordinary share in the capital of the Company.
[2]	“Options” means an unlisted option to subscribe for one Share in the capital of the Company.
[3]	“Rights” means an unlisted performance right that converts into one Share in the capital of the Company upon the satisfaction of various performance conditions.

SHARE OPTIONS AND RIGHTS

At the date of this report the following Options and Rights have been issued over unissued Shares of the Company:

•	500,000 employee Options exercisable at A$0.50 each on or before December 31, 2018;
•	1,000,000 employee Options exercisable at A$0.45 each on or before December 31, 2018;
•	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021;
•	4,444,444 lender Options exercisable at A$0.34 each on or before September 10, 2022;
•	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;
•	3,535,000 employee Rights subject to the Construction Milestone expiring on December 31, 2018;
•	4,435,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019; and
•	5,660,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020.

During the year ended June 30, 2018, 500,000 Shares were issued as a result of the exercise of Options or Rights. Subsequent to year end, and up until the date of this report, no Shares have been issued as a result of the exercise of Options or conversion of Rights.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a Director or officer of the Company or Group for any liability caused as such a Director or officer and any legal costs incurred by a Director or officer in defending an action for any liability caused as such a Director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the year the Company paid an insurance premium of US$42,782 (2017: US$16,110) to provide adequate insurance cover for Directors and officers of the Company and its subsidiaries against any potential liability and the associated legal costs of a proceeding.

Paringa Resources Limited ANNUAL REPORT 2018	13

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (“KMP”) of the Group.

Details of Key Management Personnel

Details of the KMP of the Group during or since the end of the financial year are set out below:

Directors
Mr. Ian Middlemas	Chairman
Mr. Todd Hannigan	Deputy Chairman and Interim CEO (appointed Interim CEO effective June 18, 2018)
Mr. David Gay	Executive Director & President
Mr. Jonathan Hjelte	Non-Executive Director
Mr. Richard McCormick	Non-Executive Director
Mr. Thomas Todd	Non-Executive Director
Mr. Grant Quasha	Managing Director & CEO (resigned effective June 18, 2018)

Senior Executives
Mr. Richard Kim	Chief Operating Officer (appointed Chief Operating Officer effective October 16, 2017)
Mr. Adam Anderson	Senior Vice President, Coal Sales and Marketing (appointed effective October 16, 2017)
Mr. Dominic Allen	Vice President, Finance (appointed effective August 13, 2018)
Mr. Bruce Czachor	Vice President, General Counsel (appointed effective December 11, 2017)
Mr. Gregory Swan	Company Secretary
Mr. Nathan Ainsworth	Vice President, Business Development (ceased to be KMP effective February 4, 2018)
Mr. Mathew Haaga	Chief Operating Officer (ceased to be KMP effective October 16, 2017)
Mr. James Plaisted	Vice President, Coal Sales and Marketing (ceased to be KMP effective October 16, 2017)

Unless otherwise disclosed, the KMP held their position from July 1, 2017 until the date of this report.

Remuneration Policy

The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

(a)	the Group is currently focused on undertaking exploration, appraisal and development activities;

(b)	risks associated with developing resource companies whilst exploring and developing projects; and

(c)
other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds, and other non-cash benefits. Non-cash benefits may include provision of car parking, health care benefits, health insurance and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the financial year.

14	Paringa Resources Limited ANNUAL REPORT 2018

Performance Based Remuneration – Short Term Incentives (“STI”)

Some executives are entitled to an annual or semi-annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful commencement and/or completion of development activities (e.g. completion of technical studies), construction activities (e.g. completion of construction programs within budgeted timeframes and cost), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. successful investor relations activities and capital raisings). These measures were chosen as the Board believes these represent the key drivers in the short and medium-term success of the project’s development. The Board currently assesses performance against these criteria annually.

During the 2018 financial year, a total bonus sum of US$133,115 (2017: US$176,678) was paid to KMP after achievement of KPIs set by the Board.

Performance Based Remuneration – Long Term Incentives

The Group has adopted a long-term incentive plan (“LTIP”) comprising the “Paringa Performance Rights Plan” (the “Plan”) to reward KMP and key employees and contractors for long-term performance.

The Plan provides for the issuance of performance rights (“employee rights”) which, upon satisfaction of the relevant performance conditions attached to the employee rights, will result in the issue of an ordinary share for each employee right. Employee rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve its corporate objectives the Company needs to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company’s employment strategy and will:

(a)	enable the Company to recruit, incentivise and retain KMP and other eligible employees to assist with the construction of the Buck Creek Complex to achieve the Company’s strategic objectives;

(b)	link the reward of eligible employees with the achievements of strategic goals and the long-term performance of the Company;

(c)	align the financial interests of eligible participants of the proposed Plan with those of Shareholders; and

(d)	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.

Employee rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the employee rights to vest. The employee rights also vest where there is a change of control of the Company. Upon employee rights vesting, ordinary shares are automatically issued for no consideration. If a performance condition of an employee right is not achieved by the expiry date then the employee right will lapse.

During the financial year, 1,000,000 employee rights were granted by the Company to executive KMP. During the financial year, no employee rights held by executive KMP vested and 3,500,000 employee rights held by executive KMP were either forfeited or lapsed. At June 30, 2018, executive KMP held 10,150,000 employee rights that will vest upon achievement of certain performance conditions in relation to the Buck Creek Complex including: (a) Construction Milestone; (b) First Coal Production Milestone; and (c) Nameplate Production Milestone.

In addition, the Group has chosen to provide incentive options (“employee options”) to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The Board has a policy of granting employee options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the employee options granted to KMP are generally only of benefit if the KMP perform to the level whereby the value of the Group increases sufficiently to warrant exercising the employee options granted.

Paringa Resources Limited ANNUAL REPORT 2018	15

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Executive Remuneration (Continued)

Performance Based Remuneration – Long Term Incentives (Continued)

Other than service-based vesting conditions (if any), there are no additional performance criteria on the employee options granted to KMP, as given the speculative nature of the Group’s activities at the time and the previously small management team responsible for its running, it is considered the performance of the KMP and the performance and value of the Group are closely related. The Company prohibits executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

During the financial year, no employee options were granted by the Company to executive KMP. During the financial year, no employee options held by executive KMP were exercised and no employee options held by executive KMP were forfeited or lapsed. At June 30, 2018, executive KMP held 500,000 employee options that are vested and exercisable.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, employee options and/or employee rights may also be used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. No external remuneration consultants were used during the financial year.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and given the current size, nature and opportunities of the Company, Non-Executive Directors may receive employee options and/or employee rights in order to secure their initial or ongoing holding and retain their services. The Company prohibits non-executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

Fees for the Chairman are presently A$50,000 per annum (2017: A$50,000), however the Chairman, Mr. Ian Middlemas, elected to only receive fees of A$36,000 for the 2018 financial year. Fees for Non-Executive Directors’ are presently set at A$30,000 per annum (2017: A$30,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including, but not limited to, membership of committees. There were no board committees during the year, however, subsequent to the end of the financial year, the Company established an Audit Committee.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous financial years. Discretionary annual cash bonuses are based upon achieving various non-financial key performance indicators as detailed under “Performance Based Remuneration – Short Term Incentive” and are not based on share price or earnings. However, as noted above, certain KMP are granted employee options and/or employee rights which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

16	Paringa Resources Limited ANNUAL REPORT 2018

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking mine development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which are currently planned) until sometime after the successful commercialisation, production and sale of coal from the Poplar Grove Mine. Accordingly, the Board does not consider earnings during the current and previous financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Emoluments of Directors and Other KMP

Details of the nature and amount of each element of the emoluments of each Director and KMP of Paringa Resources Limited are as follows:

2018	Short-term benefits			Post-employment benefits US$	Share-based payments US$	Termination Payments US$	Total US$	Performance related %
	Salary & fees US$	Cash Bonus US$	Other US$
Directors
Mr. Ian Middlemas	26,633	-	-	-	-	-	26,633	-
Mr. Todd Hannigan	22,969	-	-	2,182	446,794	-	471,945	95%
Mr. David Gay	280,000	50,000	21,057	9,000	560,330	-	920,387	66%
Mr. Jonathan Hjelte	22,800	-	-	-	-	-	22,800	-
Mr. Richard McCormick	22,800	-	-	-	-	-	22,800	-
Mr. Thomas Todd	22,969	-	-	2,182	223,397	-	248,548	90%
Mr. Grant Quasha[1]	337,885	-	947	10,514	(11,688)	5,375	343,033	-
Other KMP
Mr. Richard Kim	174,616	15,000	33,322	6,985	319,285	-	549,208	61%
Mr. Adam Anderson[2]	135,192	48,115	15,837	3,508	48,132	-	250,784	38%
Mr. Dominic Allen[3]	-	-	-	-	-	-	-	-
Mr. Bruce Czachor[4]	55,769	-	962	1,231	15,316	-	73,278	21%
Mr. Gregory Swan[5]	-	-	-	-	102,235	-	102,235	100%
Mr. Nathan Ainsworth[6]	98,366	20,000	7,110	-	189,613	-	315,089	67%
Mr. Mathew Haaga[7]	23,331	-	-	-	35,717	-	59,048	60%
Mr. James Plaisted[8]	12,365	-	10,610	-	20,760	-	43,735	47%
	1,235,695	133,115	89,845	35,602	1,949,891	5,375	3,449,523

Notes:
[1]
Mr. Grant Quasha resigned effective June 18, 2018 and forfeited his employee rights. Any share-based payment expense previously recognized under AASB 2 in respect of these employee rights has been reversed.

[2]	Mr. Adam Anderson was appointed effective October 16, 2017.
[3]	Mr. Dominic Allen was appointed effective August 13, 2018.
[4]	Mr. Bruce Czachor was appointed effective December 11, 2018.
[5]
Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd. During fiscal 2018, Apollo Group Pty Ltd was paid A$180,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Company, based on a monthly retainer of A$15,000.

[6]	Mr. Nathan Ainsworth ceased to be KMP effective February 4, 2018.
[7]	Mr. Mathew Haaga ceased to be KMP effective October 16, 2017.
[8]	Mr. James Plaisted ceased to be KMP effective October 16, 2017.

Paringa Resources Limited ANNUAL REPORT 2018	17

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

2017	Short-term benefits			Post- employment benefits US$	Share- based payments US$	Termination Payments US$	Total US$	Performance related %
	Salary & fees US$	Cash Bonus US$	Other US$
Directors
Mr. Ian Middlemas	27,259	-	-	2,589	-	-	29,848	-
Mr. Todd Hannigan	148,332	37,785	-	17,681	242,910	-	446,708	63%
Mr. David Gay	281,077	45,000	19,496	12,105	125,913	-	483,591	35%
Mr. Jonathan Hjelte	22,707	-	-	-	-	-	22,707	-
Mr. Richard McCormick [1]	20,160	-	-	-	-	-	20,160	-
Mr. Thomas Todd	70,603	18,893	-	8,502	166,620	-	264,618	70%
Mr. Grant Quasha [2]	13,462	-	6,731	-	11,688	-	31,881	37%
Mr. Anastasios Arima	75,462	-	3,758	-	-	-	79,220	-
Mr. David Griffiths [3]	2,629	-	-	250	-	-	2,879	-
Other KMP
Mr. Richard Kim	162,539	30,000	16,072	7,701	104,609	-	320,921	42%
Mr. Gregory Swan [4]	-	-	-	-	29,720	-	29,720	100%
Mr. Nathan Ainsworth	161,577	40,000	16,048	-	80,691	-	298,316	40%
Mr. Mathew Haaga	9,692	-	1,069	-	16,581	-	27,342	61%
Mr. James Plaisted	13,275	5,000	-	-	16,379	-	34,654	62%
Mr. Scott Cole [5]	26,231	-	985	1,134	(53,595)	2,115	(23,130)	-
	1,035,005	176,678	64,159	49,962	741,516	2,115	2,069,435	44%

Notes:
[1]	Mr. Richard McCormick was appointed on August 11, 2016.
[2]	Mr. Grant Quasha was appointed on June 19, 2017.
[3]	Mr. David Griffiths resigned effective August 11, 2016.
[4]
Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid A$180,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group, based on a monthly retainer of A$15,000.

[5]
Mr. Cole’s employment terminated effective from September 27, 2016 and his employee rights were forfeited. Any share-based payment expense previously recognized under AASB 2 in respect of these employee rights has been reversed.

Options and Rights Granted to KMP

Details of the values of employee options and employee rights granted, exercised or lapsed for each KMP of the Group during the 2018 financial year are as follows:

2018	No. of Options & Rights granted as part of remuneration during year	No. of Options & Rights granted as remuneration that vested during year	No. of Options & Rights granted as remuneration that lapsed or were forfeited during year[1]	Value of Options & Rights granted as remuneration during year[2] US$	Value of Options & Rights granted as remuneration that were exercised during year[3] US$	Value of Options & Rights included in remuneration for year US$
Directors
Todd Hannigan	-	-	-	-	-	446,794
David Gay	-	-	-	-	-	560,330
Thomas Todd	-	-	-	-	-	223,397
Grant Quasha	-	-	(3,500,000)	-	-	(11,688)
Other KMP
Richard Kim	-	-	-	-	-	319,285
Adam Anderson	700,000	-	-	194,670	-	48,132
Bruce Czachor	300,000	-	-	81,616	-	15,316
Gregory Swan	-	-	-	-	-	102,235
Nathan Ainsworth	-	-	-	-	-	189,613
Mathew Haaga	-	-	-	-	-	35,717
James Plaisted	-	-	-	-	-	20,760
Total	1,000,000	-	(3,500,000)	276,286	-	1,949,891

Notes:
[1]	3,500,000 rights previously granted to KMP as part of remuneration during the 2017 financial year were forfeited during the 2018 financial year.
[2]
Determined at the time of grant per AASB 2, using an exchange rate of US$0.7753=A$1, being the average exchange rate for 2018. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 20 of the financial statements.

[3]	Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.7753=A$1, being the average exchange rate for 2018.

18	Paringa Resources Limited ANNUAL REPORT 2018

Details of employee options and employee rights granted by the Company to each KMP of the Group during the financial year are as follows:

2018	Options or Rights	Grant Date	Expiry Date	Exercise Price A$	Grant Date Fair Value[1] A$	Number Granted	Number Vested
Other KMP
Mr. Adam Anderson	Rights	16-Oct-17	31-Dec-19	-	$0.3587	200,000	-
	Rights	16-Oct-17	31-Dec-20	-	$0.3587	500,000	-
Mr Bruce Czachor	Rights	11-Dec-17	31-Dec-19	-	$0.3509	100,000	-
	Rights	11-Dec-17	31-Dec-20	-	$0.3509	200,000	-

Notes:
[1]
Determined at the time of grant per AASB 2. For details on the valuation of employee options and employee rights, including models and assumptions used, please refer to Note 20 of the financial statements.

Option and Right holdings of Key Management Personnel

2018	Held at July 1, 2017	Granted as Remuneration	Employee Rights Forfeited	Placement Options Lapsed	Held at June 30, 2018	Vested and exercisable at June 30, 2018
Directors
Mr Ian Middlemas	-	-	-	-	-	-
Mr Todd Hannigan	4,875,000	-	-	(1,500,000)	3,375,000	875,000
Mr David Gay	3,000,000	-	-	-	3,000,000	-
Mr Jonathan Hjelte	500,000	-	-	-	500,000	500,000
Mr Richard McCormick	-	-	-	-	-	-
Mr Thomas Todd	3,625,000	-	-	(1,500,000)	2,125,000	875,000
Mr Grant Quasha	3,500,000	-	(3,500,000)	-	-[2]	-[2]
Other KMP
Mr Rick Kim	1,800,000	-	-	-	1,800,000	-
Mr Adam Anderson	-[1]	700,000	-	-	700,000	-
Mr Bruce Czachor	-[1]	300,000	-	-	300,000	-
Mr Gregory Swan	600,000	-	-	-	600,000	-
Mr Nathan Ainsworth	1,800,000	-	-	-	1,800,000[2]	-[2]
Mr Mathew Haaga	640,000	-	-	-	640,000[2]	-[2]
Mr James Plaisted	360,000	-	-	-	360,000[2]	-[2]
	20,700,000	1,000,000	(3,500,000)	(3,000,000)	15,200,000	2,250,000

Notes:
[1]	As at date of appointment.
[2]	As at date of resignation or ceasing to be KMP.

Shareholdings of Key Management Personnel

2018	Held at July 1, 2017	Granted as Remuneration	Options or Rights Exercised	Share Purchases	Share Sales	Held at June 30, 2018
Directors
Mr Ian Middlemas	8,680,769	-	-	5,334,383	-	14,015,152
Mr Todd Hannigan	8,520,828	-	-	2,840,276	-	11,361,104
Mr David Gay	2,910,338	-	-	-	-	2,910,338
Mr Jonathan Hjelte	1,449,001	-	-	-	-	1,449,001
Mr Richard McCormick	1,000,000	-	-	-	-	1,000,000
Mr Thomas Todd	4,930,769	-	-	1,643,590	-	6,574,359
Mr Grant Quasha	-	-	-	-	-	-[2]
Other KMP
Mr Rick Kim	119,656	-	-	-	-	119,656
Mr Adam Anderson	-[1]	-	-	-	-	-
Mr Bruce Czachor	-[1]	-	-	-	-	-
Mr Gregory Swan	2,900,000	-	-	200,000	-	3,100,000
Mr Nathan Ainsworth	1,388,298	-	-	1,916	-	1,390,214[2]
Mr Mathew Haaga	746,842	-	-	-	-	746,842[2]
Mr James Plaisted	55,576	-	-	-	-	55,576[2]
	32,702,077	-	-	10,020,165	-	42,722,242

Notes:
[1]	As at date of appointment.
[2]	As at date of resignation or ceasing to be KMP.

Paringa Resources Limited ANNUAL REPORT 2018	19

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Employment Contracts with Directors and Other KMP

Mr. Gay, President, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Gay is entitled to receive his salary and benefits for a period of 3 months. The fixed component of Mr. Gay’s remuneration is $280,000 per annum.

Mr. Kim, Chief Operating Officer, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Kim is entitled to receive his salary and benefits for a period of 3 months. Mr. Kim receives a fixed remuneration component of $210,000 per annum.

Mr. Anderson, Senior Vice President, Coal Sales and Marketing, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Anderson is entitled to receive his salary and benefits for a period of 3 months. Mr. Anderson receives a fixed remuneration component of $190,000 per annum and a discretionary annual bonus of up to $76,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Allen, Vice President, Finance, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Allen is entitled to receive his salary and benefits for a period equal to 3 months. Mr. Allen receives a fixed remuneration component of $140,000 per annum and a discretionary annual bonus of up to $30,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Czachor, Vice President and General Counsel, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Czachor is entitled to receive a payment equal to 10% of his base salary and benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of $100,000 per annum and a discretionary annual bonus of up to $25,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Loans with KMP

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2018.

End of Remuneration Report.

20	Paringa Resources Limited ANNUAL REPORT 2018

DIRECTORS’ MEETINGS

The number of meetings of Directors held during the year and the number of meetings attended by each Director was as follows:

	Board Meetings
	Number eligible to attend	Number attended
Mr. Ian Middlemas	2	2
Mr. Todd Hannigan	2	2
Mr. Grant Quasha	2	2
Mr. David Gay	2	2
Mr. Jonathan Hjelte	2	2
Mr. Richard McCormick	2	2
Mr. Thomas Todd	2	2

There were no Board committees during the 2018 financial year. Subsequent to the end of the 2018 financial year, the Company established an Audit Committee.

NON-AUDIT SERVICES

During the year, no non-audit services were provided by the Group’s auditor (or by another person or firm on the auditor’s behalf).

AUDITOR’S INDEPENDENCE DECLARATION

The lead auditor’s independence declaration for the year ended June 30, 2018 has been received and can be found on page 22 of the Directors’ Report.

ROUNDING TO THE NEAREST THOUSAND DOLLARS

The amounts contained in the financial report have been rounded to the nearest thousand dollars (where rounding is applicable) where noted ($000) under the option available to the Company under ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2017/191. The Company is an entity to which this legislative instrument applies.

Signed in accordance with a resolution of the Directors.

TODD HANNIGAN
 Interim CEO

September 28, 2018

Paringa Resources Limited ANNUAL REPORT 2018	21

AUDITOR’S INDEPENDENCE DECLARATION

22	Paringa Resources Limited ANNUAL REPORT 2018

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED JUNE 30, 2018

	Note	2018	2017
		US$000	US$000

Continuing operations
Interest income		341	111
Exploration and evaluation expenses		-	(1,526)
Corporate and administrative expenses		(1,207)	(594)
Business development expenses		(269)	(331)
Foreign stock exchange listing expenses		(767)	-
Employment expenses	2	(2,958)	(2,337)
Share based payment expenses	2	(2,298)	(674)
Depreciation and impairment expenses	2	(13)	(541)
Other income and expenses	2	56	(63)
Loss before income tax		(7,115)	(5,955)
Income tax expense	3	-	-
Net loss for the year		(7,115)	(5,955)
Net loss attributable to members of Paringa Resources Limited		(7,115)	(5,955)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		-	187
Total other comprehensive income/(loss) for the year, net of tax		-	187
Total comprehensive loss for the year, net of tax		(7,115)	(5,768)
Total comprehensive loss attributable to members of Paringa Resources Limited		(7,115)	(5,768)

Basic and diluted loss per share from continuing operations (US$ per share)	17	(0.02)	(0.03)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

Paringa Resources Limited ANNUAL REPORT 2018	23

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2018

	Note	2018	2017
		US$000	US$000

ASSETS
Current Assets
Cash and cash equivalents	5	22,623	34,802
Trade and other receivables	6	78	265
Total Current Assets		22,701	35,067

Non-Current Assets
Property, plant and equipment	7	59,065	26,068
Exploration and evaluation assets	8	-	-
Other assets	9	6,551	4,044
Total Non-Current Assets		65,616	30,112
TOTAL ASSETS		88,317	65,179

LIABILITIES
Current Liabilities
Trade and other payables	10	9,892	837
Provisions	11	22	17
Other liabilities	12	-	3,750
Total Current Liabilities		9,914	4,604

Non-Current Liabilities
Provisions	13	1,313	-
Total Non-Current Liabilities		1,313	-
TOTAL LIABILITIES		11,227	4,604

NET ASSETS		77,090	60,575

EQUITY
Contributed equity	14	102,278	81,194
Reserves	15	3,003	457
Accumulated losses	16	(28,191)	(21,076)
TOTAL EQUITY		77,090	60,575

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes. Prior period has been restated, refer to note 1(d) for further information.

24	Paringa Resources Limited ANNUAL REPORT 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED JUNE 30, 2018

	Contributed Equity	Share- Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$000	US$000	US$000	US$000	US$000

Balance at July 1, 2017	81,194	2,810	(2,353)	(21,076)	60,575
Net loss for the year	-	-	-	(7,115)	(7,115)
Exchange differences on translation of foreign operations	-	-	-	-	-
Total comprehensive income/(loss) for the year	-	-	-	(7,115)	(7,115)
Share placements	22,678	-	-	-	22,678
Share issue costs	(1,714)	248	-	-	(1,466)
Exercise of employee options and placement options	120	-	-	-	120
Share based payments expense	-	2,298	-	-	2,298
Balance at June 30, 2018	102,278	5,356	(2,353)	(28,191)	77,090

Balance at July 1, 2016	32,833	1,151	(2,540)	(15,121)	16,323
Net loss for the year	-	-	-	(5,955)	(5,955)
Exchange differences on translation of foreign operations	-	-	187	-	187
Total comprehensive income/(loss) for the year	-	-	187	(5,955)	(5,768)
Share placements	50,664	-	-	-	50,664
Share issue costs	(2,941)	-	-	-	(2,941)
Exercise of employee options and placement options	638	(269)	-	-	369
Grant of lender options	-	1,254	-	-	1,254
Share based payments expense	-	674	-	-	674
Balance at June 30, 2017	81,194	2,810	(2,353)	(21,076)	60,575
The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Paringa Resources Limited ANNUAL REPORT 2018	25

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

	Note	2018	2017
		US$000	US$000

Cash flows from operating activities
Payments to suppliers and employees		(4,478)	(5,072)
Interest received		346	82
Net cash outflow from operating activities	5(a)	(4,132)	(4,990)

Cash flows from investing activities
Payments for property, plant and equipment	7	(23,384)	(4,478)
Payments for advanced royalties	9	(389)	-
Payments for security deposits and bonds	9	(656)	-
Payments for deferred consideration	12	(3,750)	(3,750)
Payments for exploration and evaluation assets	8	-	(347)
Net cash outflow from investing activities		(28,179)	(8,575)

Cash flows from financing activities
Proceeds from issue of shares	14(a)	22,798	51,033
Payments for share issue costs		(1,408)	(2,905)
Payments for borrowing costs	9	(1,314)	-
Net cash inflow from financing activities		20,076	48,128

Net increase/(decrease) in cash and cash equivalents		(12,235)	34,563
Net foreign exchange differences		56	(64)
Cash and cash equivalents at beginning of the year		34,802	303
Cash and cash equivalents at the end of the year	5	22,623	34,802

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

26	Paringa Resources Limited ANNUAL REPORT 2018

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Paringa Resources Limited (“Paringa” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2018 are stated to assist in a general understanding of the financial report.

Paringa is a Company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”).

The financial report of the Group for the year ended June 30, 2018 was authorised for issue in accordance with a resolution of the Directors on September 26, 2018.

(a)	Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (“AASBs”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The financial report has been prepared on a historical cost basis. The financial report is presented in United States dollars (US$).

The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(b)	New standards, interpretations and amendments adopted by the Group

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for the current annual reporting period.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•
AASB 2016-1 Amendments to Australian Accounting Standards – Recognition of Deferred Tax Assets for Unrealised Losses which clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset; and

•
AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 which amend existing presentation and disclosure requirements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The adoption of these new and revised standards has not resulted in any significant changes to the Group’s accounting policies or to the amounts reported for the current or prior periods.  The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Paringa Resources Limited ANNUAL REPORT 2018	27

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	New standards, interpretations and amendments not yet applied by the Group

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2018.  Those which may be relevant to the Group are set out in the table below.

Standard or Interpretation	Application Date of Standard	Application Date for Group
AASB 9 Financial Instruments, and relevant amending standards	January 1, 2018	July 1, 2018
AASB 15 Revenue from Contracts with Customers, and relevant amending standards	January 1, 2018	July 1, 2018
AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions	January 1, 2018	July 1, 2018
AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018	July 1, 2018
AASB 16 Leases	January 1, 2019	July 1, 2019

The impact of the adoption of AASB 9 Financial Instruments, AASB 15 Revenue from Contracts with Customers, and AASB 16 Leases is set out below. The adoption of the other standards, interpretations and amendments are not expected to have any significant impact on the Group’s financial statements.

AASB 9 Financial Instruments

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

AASB 9 Financial Instruments is mandatory for financial years commencing on or after January 1, 2018. The Group will apply the new rules retrospectively from July 1, 2018, with the practical expedients permitted under the standard. Comparatives for the 2017 financial year will not be restated.

The Group has reviewed its financial assets and liabilities, as set out below, and is not expecting any significant impact from the adoption of the new standard on July 1, 2018.

Balances of financial assets and liabilities as at June 30, 2018 are as set out below:

2018
US$000
Financial Assets
Cash and cash equivalents	22,623
Trade and other receivables	78
Other non-current financial assets	1,102
23,803
Financial Liabilities
Trade and other payables	9,892
9,892

The Group’s primary financial asset is cash and, as there is no change in the accounting for this financial asset under AASB 9, no significant impact of the new standard is anticipated.

The measurement category for the Group’s key financial assets will change from “loans and receivables” under AASB 139 to “financial assets at amortised cost” under AASB 9 but other than the impairment recognition criteria discussed below, there is no significant change to the recognition criteria.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under AASB 9 do not impact on the Group.

28	Paringa Resources Limited ANNUAL REPORT 2018

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under AASB 139.  The Company has no significant receivables and does not expect the change in recognition of impairment to have any impact.

The new standard also introduces expanded disclosure requirements and changes in presentation. These may change the nature and extent of the Group’s disclosures about its financial instruments going forward as the Group’s operations change however no significant impact is expected in the year of the adoption of the new standard.

AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

AASB 15 Revenue from Contracts with Customers is mandatory for financial years commencing on or after January 1, 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s financial statements as follows:

As at June 30, 2018, the Group’s only income was interest income.  AASB 15 will not have any impact on the recognition of interest income and accordingly does not have any significant impact on reported results and balances.

Once the Group commences production and starts receiving coal sales revenues, the Group will recognise revenue in accordance with the requirements of the new standard.

AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.

The Group is in the process of assessing the impact of adopting the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward. The adoption of his standard is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

(d)	Restatement of comparatives

The Group’s coal leases require the payment of annual minimum advanced royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advanced royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development. During the year ended June 30, 2017, the Group made a decision to proceed with development of the Poplar Grove Mine, located within the Buck Creek Complex.

Accumulated advanced royalties in respect of the Buck Creek Complex (totalling $2,030,000) had initially been transferred from ‘exploration and evaluation assets’ to ‘mine development properties’, a component of ‘property, plant and equipment’ within the Company’s June 30, 2017 annual financial statements. These amounts have been reclassified from property, plant and equipment to ‘advance royalties’, a component of ‘other assets’ as at June 30, 2017. This reclassification has no impact on the profit or loss or cash flows for any period presented.

Paringa Resources Limited ANNUAL REPORT 2018	29

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company and the results of all subsidiaries.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, is exposed or has rights to variable returns from its involvement and has the ability to use its power to affect the returns of those entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction. All investments in subsidiaries made by the parent are held at cost.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(g)	Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written‑off as incurred.

(h)	Investments and Other Financial Assets

(i)	Classification

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the statement of financial position.

30	Paringa Resources Limited ANNUAL REPORT 2018

(i)	Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 25). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(j)	Property, Plant and Equipment

(i)	Cost and valuation

All classes of property, plant and equipment are measured at historical cost.

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in the Statement of Profit or Loss and other Comprehensive Income as incurred.

(ii)	Depreciation and Amortisation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2018	2017
Major depreciation and amortisation periods are:
Land and buildings	25 years	25 years
Plant and equipment	2 – 10 years	2 – 10 years
Mine development properties	Unit of production*	Unit of production*

*
Mine development properties are amortised over the life of the reserves associated with the area of interest once mining operations have commenced, i.e. once commercial production has commenced. The Buck Creek Complex was not in commercial production during the year ended June 30, 2018 or 2017, and consequently no unit of production amortisation arose in these reporting periods

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(iii)	Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Paringa Resources Limited ANNUAL REPORT 2018	31

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest’ method and with AASB 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

 For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised, classified as tangible or intangible, and recognised as an exploration and evaluation asset. This includes certain payments made to landowners under the Group’s coal leases which are considered part of the acquisition costs.  Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

•
exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest are accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described above.

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(l)	Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(m)	Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(n)	Interest Income

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial assets.

32	Paringa Resources Limited ANNUAL REPORT 2018

(o)	Income Tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

Paringa Resources Limited and its wholly-owned Australian subsidiaries have not yet formed an income tax consolidated group under the tax consolidation regime.

(p)	Employee Entitlements

(i)	Short-term and Long-term employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

(ii)	Defined contribution plans

Eligible U.S. employees participate in the Group’s defined contribution 401(k) savings plan, under which eligible employees may elect to make voluntary contributions to the plan up to a specified amount of their compensation. The Group makes matching contributions based on a percent of an employee’s eligible compensation. Eligible Australian employees receive statutory employer contributions to employee superannuation funds. These contributions are charged as expenses when incurred. These contributions are not defined benefits programs. Consequently, there is no exposure to market movements on employee superannuation liabilities or entitlements.

Paringa Resources Limited ANNUAL REPORT 2018	33

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit or loss attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of Ordinary Shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after-tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(r)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(s)	Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the executive management team.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

The accounting policies of the operating segments are the same as those described elsewhere in Note 1.  Further information on segmental reporting is included in Note 22.

(t)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

34	Paringa Resources Limited ANNUAL REPORT 2018

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)	Fair Value Estimation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date.

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of AASB 2, leasing transactions that are within the scope of AASB 117, and measurements that have some similarities to fair value but are not fair value, such as value in use in AASB 136.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

As disclosed above, the fair value of financial instruments traded in active markets, Level 1 in the hierarchy noted above, such as available-for-sale securities, is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)	Issued and Unissued Capital

Ordinary Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Paringa Resources Limited ANNUAL REPORT 2018	35

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Foreign Currencies

(i)	Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement Profit or Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the other Comprehensive Income.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	items of equity are translated at the historical exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss and other Comprehensive Income in the period in which the operation is disposed.

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Binomial option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 20.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(y)	Mine rehabilitation

Mine rehabilitation costs include the dismantling and removal of mining plant, equipment and building structures, waste removal and rehabilitation of the site in accordance with the requirements of the mining permits. Such costs are determined using estimates of future costs, current legal requirements and technology. Mine rehabilitation costs are recognised in full at present value as a non-current liability. An equivalent amount is capitalised as part of the cost of the asset when an obligation arises to decommission or restore a site to a certain condition after abandonment as a result of bringing the assets to its present location. The capitalised cost is amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as a finance cost.

36	Paringa Resources Limited ANNUAL REPORT 2018

Any changes in the estimates for the costs or other assumptions against the cost of relevant assets are accounted for on a prospective basis. In determining the costs of site restoration there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation.

(z)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:
▪	Share-based payments (Note 20)
▪	Provision for mine rehabilitation (Note 13)

2.	OTHER INCOME AND EXPENSES

		2018	2017
		US$000	US$000

Other income and expenses
Net foreign exchange gain/(loss)		56	(63)
Total other income included in profit or loss		56	(63)

Depreciation and impairment
Depreciation of plant and equipment	7	(13)	(21)
Impairment of exploration and evaluation assets		-	(520)
Total depreciation and impairment included in profit or loss		(13)	(541)

Employment expenses
Salaries and wages		(2,141)	(1,582)
Defined contribution plans		(58)	(64)
Termination benefits		(23)	(2)
Travel expenses		(161)	(400)
Other employee expenses		(575)	(289)
Employment expenses included in profit or loss		(2,958)	(2,337)
Share-based payment expenses included in profit or loss		(2,298)	(674)
Total employment expenses included in profit or loss		(5,256)	(3,011)

Paringa Resources Limited ANNUAL REPORT 2018	37

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

3.	INCOME TAX

	2018	2017
	US$000	US$000

Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(7,115)	(5,955)
At the domestic income tax rate of 27.5% (2017: 27.5%)	(1,957)	(1,638)
Effect of decrease in Australian income tax rate	-	63
Effect of higher tax rates in the United States	(284)	(297)
Expenditure not allowable for income tax purposes	844	263
Income not assessable for income tax purposes	(15)	-
Adjustments in respect of deferred income tax of previous years	(416)	(95)
Effect of deferred tax assets not brought to account	1,828	1,704
Income tax expense reported in profit or loss	-	-

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued income	7	8
Property, plant and equipment	361	-
Deferred tax assets used to offset deferred tax liabilities	(368)	(8)
	-	-
Deferred Tax Assets:
Accrued expenditure	50	15
Capital allowances	934	860
Provisions	369	6
Tax losses available to offset against future taxable income	6,373	4,657
Deferred tax assets used to offset deferred tax liabilities	(368)	(8)
Deferred tax assets not brought to account [1]	(7,358)	(5,530)
	-	-

Notes:
[1]
The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit. The Group will assess the recoverability of the unrecognised deferred tax assets as construction and ultimately commissioning of the Poplar Grove Mine occurs. Construction is expected to continue throughout the 2018 calendar year with commissioning expected to occur in the 2019 calendar year.

Tax Consolidation

The Company and its wholly-owned Australian resident entities have not yet formed a tax consolidated group and are therefore not taxed as a single entity.

38	Paringa Resources Limited ANNUAL REPORT 2018

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2018 (2017: Nil). The balance of the imputation credit account as at June 30, 2018 is Nil (2017: Nil).

5.	CASH AND CASH EQUIVALENTS

		2018	2017
	Note	US$000	US$000

Cash at bank and on hand		22,623	34,802
Deposits at call		-	-
		22,623	34,802

(a) Reconciliation of loss before income tax to net cash flows from operations

Net loss for the year		(7,115)	(5,955)
Adjustment for non-cash income and expense items:
Depreciation of plant and equipment	7	13	21
Impairment of exploration and evaluation assets		-	520
Provision for employee entitlements		5	17
Share based payment expense	20	2,298	674
Net foreign exchange differences		(56)	251
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		187	(667)
Increase/(decrease) in trade and other payables		536	149
Net cash outflow from operating activities		(4,132)	(4,990)

6.	TRADE AND OTHER RECEIVABLES

	2018	2017
	US$000	US$000

Accrued interest	24	29
GST receivable	39	198
Prepayments	10	33
Other receivables	5	5
	78	265

Paringa Resources Limited ANNUAL REPORT 2018	39

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

7.	PROPERTY, PLANT AND EQUIPMENT

	Mine development properties	Mine plant and equipment	Other plant and equipment	Total
	US$000	US$000	US$000	US$000

2018
Net book value at July 1, 2017 (restated) [1]	25,969	-	99	26,068
Additions	16,127	16,883	-	33,010
Depreciation charges [2]	-	-	(13)	(13)
Net book value at June 30, 2018	42,096	16,883	86	59,065
- at cost	42,096	16,883	204	59,183
- accumulated depreciation and impairment		-	(118)	(118)

2017
Net book value at July 1, 2016	-	-	120	120
Transfer from exploration and evaluation assets (restated) [3]	15,293	-	-	15,293
Additions	4,676	-	-	4,676
Amended acquisition consideration [4]	6,000	-	-	6,000
Depreciation charges [2]	-	-	(21)	(21)
Net book value at June 30, 2017 (restated) [1]	25,969	-	99	26,068
- at cost	25,969	-	204	26,173
- accumulated depreciation and impairment	-	-	(105)	(105)

Notes:
[1]	Refer to Note 1(d) regarding restatement of comparatives.
[2]
No depreciation is recognised in respect of ‘mine development properties’ or ‘mine plant and equipment’ until mining operations have commenced. The associated assets were not available for intended use at June 30, 2018.

[3]
During the prior year, the Group made a decision to proceed with development of the Poplar Grove Mine, located within the Buck Creek Complex. Accumulated exploration and evaluation expenditure in respect of the Buck Creek Complex was transferred to ‘mine development properties’.

[4]
During the prior year, the Group amended the terms of the final vendor payment required as part of the Company’s original acquisition of the Buck Creek coal leases in 2012 (“Acquisition”). The Acquisition previously required the Company to pay a final vendor payment of US$12 million (“Final Payment”) to complete the acquisition. The Final Payment was reduced to US$6 million. No liability was previously recorded for the US$12 million payment, as this was to be paid at the Group’s option only if it elected to complete the transaction. The US$6 million Final Payment was recorded as a liability with a corresponding increase to ‘mine development properties’. During the prior year, the Group paid the first instalment of the Final Payment, being US$2.25 million, and the final instalment of US$3.75 million has been paid during the year ended June 30, 2018 (refer Note 12).

40	Paringa Resources Limited ANNUAL REPORT 2018

8.	EXPLORATION AND EVALUATION ASSETS

	Buck Creek Complex	Arkoma Coal Project	Total
	US$000	US$000	US$000

2018
Net book value at July 1, 2017	-	-	-
Net book value at June 30, 2018	-	-	-

2017
Net book value at July 1, 2016	17,037	507	17,544
Additions	329	13	342
Impairment charges [1]	-	(520)	(520)
Transfer to ‘mine development properties’	(15,336)	-	(15,336)
Transfer to ‘advance royalties’	(2,030)	-	(2,030)
Net book value at June 30, 2017 [2]	-	-	-

Notes:
[1]
During the 2017 financial year, the Group made a decision to impair the accumulated exploration and evaluation expenditures associated with its Arkoma Coal Project on the basis that these costs are unlikely to be recouped through successful development and commercial exploitation.

[2]	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

9.	OTHER ASSETS

	2018	2017
	US$000	US$000

Restricted cash (security deposits and bonds)	1,102	446
Advance royalties (restated) [1]	2,462	2,073
Capitalised borrowing costs [2]	2,987	1,525
	6,551	4,044

Notes:
[1]
The Group’s coal leases require the payment of annual minimum advanced royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advance royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development. Refer to Note 1(d) regarding restatement of comparatives.

[2]
Borrowing costs relate to the committed US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited to develop the Poplar Grove Mine, which have been capitalised during the current and prior year. These costs will be offset against the related borrowing when drawn down. The first US$15 million tranche of the PLF was drawn down subsequent to the end of the 2018 financial year.

10.	TRADE AND OTHER PAYABLES

	2018	2017
	US$000	US$000

Trade creditors	9,837	712
Accrued expenses	55	125
	9,892	837

Paringa Resources Limited ANNUAL REPORT 2018	41

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

11.	PROVISIONS (CURRENT)

	2018	2017
	US$000	US$000

Provision for employee entitlements	22	17
	22	17

12.	OTHER LIABILITIES

	2018	2017
	US$000	US$000

Deferred consideration payable [1]	-	3,750
	-	3,750

Notes:
[1]
As part of the Group’s original acquisition of the Buck Creek coal leases in 2012, a final vendor payment of US$3.75 million was payable by the Group by the earlier of December 31, 2017 or the date on which the Group closes on a debt financing that provides sufficient funds for the development, construction and operation of the Poplar Grove Mine. Refer to Note 7 for further information.

13.	PROVISIONS (NON-CURRENT)

	2018	2017
	US$000	US$000

Mine rehabilitation	1,313	-
	1,313	-

Notes:
[1]
The Group commenced construction of the Poplar Grove Mine during the year, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on at least an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.

14.	CONTRIBUTED EQUITY

		2018	2017
	Note	US$000	US$000

Issued capital
454,386,181 fully paid ordinary shares (June 30, 2017: 316,425,699)	14(a)	102,278	81,194
		102,278	81,194

Notes:
[1]	Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

42	Paringa Resources Limited ANNUAL REPORT 2018

(a)	Movements in issued capital

	Thousands of Shares	US$000

2018
Opening balance at July 1, 2017	316,426	81,194
Institutional placement (May 2018)	31,818	5,275
Institutional entitlement offer (May 2018)	55,593	9,215
Retail entitlement offer (June 2018)	50,049	8,188
Share issue costs	-	(1,714)
Exercise of employee options and placement options	500	120
Closing balance at June 30, 2018	454,386	102,278

2017
Opening balance at July 1, 2016	154,899	32,833
Share placement (August 2016)	38,200	4,903
Share placement (December 2016)	19,248	5,951
Share placement (April – June 2017)	101,923	39,810
Share issue costs	-	(2,941)
Exercise of employee options and placement options	2,156	638
Closing balance at June 30, 2017	316,426	81,194

(b)	Rights Attaching to Shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company’s Constitution, statute and general law.

(i)
Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)
Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)
Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll, each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)
Changes to the Constitution - The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)
Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.

Paringa Resources Limited ANNUAL REPORT 2018	43

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

15.	RESERVES

		2018	2017
		US$000	US$000

Share-based payments reserve	15(b)	5,356	2,810
Foreign currency translation reserve		(2,353)	(2,353)
		3,003	457

(a)	Nature and Purpose of Reserves

(i)	Share-based payments reserve - The share-based payments reserve is used to record the fair value of employee options and employee rights issued by the Group.

(ii)
Foreign currency translation reserve - Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(w). The reserve is recognised in profit or loss when the net investment is disposed of.

(b)	Movements in share-based payments reserve

	Thousands of Options	Thousands of Rights	US$000

2018
Opening balance at July 1, 2017	7,694	16,410	2,810
Grant of employee rights	-	1,650	-
Grant of underwriter options	6,000	-	248
Exercise of employee options	(500)	-	-
Forfeiture/lapse of employee options	(1,250)	(4,430)	-
Share based payments expense	-	-	2,298
Closing balance at June 30, 2018 [2]	11,944	13,630	5,356

2017
Opening balance at July 1, 2016	4,400	5,924	1,151
Grant of employee options and employee rights	1,000	16,410	-
Grant of lender options [1]	4,444	-	1,254
Exercise of employee options	(2,150)	-	(269)
Forfeiture of employee rights	-	(5,924)	-
Share based payments expense	-	-	674
Closing balance at June 30, 2017 [2]	7,694	16,410	2,810

Notes:
[1]
During the 2017 financial year, the Company issued 4,444,444 lender options (with an exercise price of A$0.66 and expiring 4 years from their date of issue) to Macquarie Bank Limited in consideration for an offer to provide a five-year US$21.7 million Project Loan Facility (“PLF”) to develop the Poplar Grove Mine. Subsequent to the end of the 2018 financial year, the Company issued a further 4,444,444 options to Macquarie (with an exercise price of A$0.34 and expiring 4 years from their date of issue) following drawdown of the first US$15 million tranche of the PLF.

[2]
At June 30, 2018, the Company also had on issue 7,494,000 (2017: 7,494,000) placement options exercisable at $0.50 each on or before July 31, 2018 and nil (2017: 1,500,000) placement options exercisable at $0.45 each on or before June 30, 2018 which are not considered share-based payments under AASB 2 as they were issued as part of a share placement. Any value related to these placement options is included within contributed equity as part of the related placement value.

44	Paringa Resources Limited ANNUAL REPORT 2018

(c)	Terms and Conditions of Options

Unlisted share options (“Options”) are granted based upon the following terms and conditions:
•	Each Option entitles the holder to the right to subscribe for one Share upon the exercise of each Option;
•	The Options have the following exercise prices and expiry dates:
-	1,000,000 employee Options exercisable at A$0.45 each on or before December 31, 2018;
-	500,000 employee Options exercisable at A$0.50 each on or before December 31, 2018;
-	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021; and
-	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;
•	The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Options will be made by the Company.

(d)	Terms and Conditions of Rights

Unlisted performance rights (“Rights”) are granted based upon the following terms and conditions:
•	Each Right automatically converts into one Share upon vesting of the Right;
•	Each Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Right to vest;
•	The Rights have the following expiry dates:
-	3,535,000 employee Rights subject to the Construction Milestone expiring on December 31, 2018;
-	4,435,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019; and
-	5,660,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020;
•	Shares issued on conversion of the Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Rights;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Rights will be made by the Company.

16.	ACCUMULATED LOSSES

	2018	2017
	US$000	US$000

Balance at July 1	(21,076)	(15,121)
Net loss for the year attributable to members of Paringa Resources Limited	(7,115)	(5,955)
Balance at June 30	(28,191)	(21,076)

Paringa Resources Limited ANNUAL REPORT 2018	45

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

17.	EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2018 US$000	2017 US$000
Net loss attributable to members of the Parent Entity used in calculating basic and diluted earnings per share	(7,115)	(5,955)

	2018 Thousands of Shares	2017 Thousands of Shares
Weighted average number of Ordinary Shares used in calculating basic and diluted loss per share	326,101	213,376

(a)	Non-Dilutive Securities

As at balance date, 19,438,444 Options (including 1,500,000 employee options, 4,444,444 lender options, 6,000,000 underwriter options and 7,494,000 placement options) and 13,630,000 employee rights, which together represent 33,068,444 potential Shares (2017: 39,098,444), were considered antidilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2018

There have been no conversions to, calls of, subscriptions for, or issues of Shares or potential Shares since the reporting date and before the completion of this financial report.

18.	RELATED PARTIES

(a)	Subsidiaries

Name	Country of Incorporation	% Equity Interest
		2018	2017
Hartshorne Coal Mining Pty Ltd	Australia	100	100
HCM Resources Pty Ltd	Australia	100	100
Hartshorne Holdings LLC	USA	100	100
Hartshorne Mining Group LLC	USA	100	100
Hartshorne Mining LLC	USA	100	100
Hartshorne Land LLC	USA	100	100
HCM Operations LLC	USA	100	100

(b)	Ultimate Parent

 Paringa Resources Limited is the ultimate parent of the Group.

46	Paringa Resources Limited ANNUAL REPORT 2018

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2018	2017
	US$000	US$000
Short-term employee benefits	1,459	1,276
Post-employment benefits	36	50
Termination benefits	5	2
Share-based payments	1,950	741
Total compensation	3,450	2,069

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2018 (2017: Nil).

Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.

(d)	Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

19.	PARENT ENTITY DISCLOSURES

	2018	2017
	US$000	US$000
(a) Financial Position
Assets
Current assets	20,223	34,793
Non-current assets	57,895	26,299
Total assets	78,118	61,092
Liabilities
Current liabilities	1,028	517
Total liabilities	1,028	517
Equity
Contributed equity	102,278	81,194
Reserves	(284)	(2,830)
Accumulated losses	(24,904)	(17,789)
Total equity	77,090	60,575

(b) Financial Performance
Profit/(loss) for the year	(7,115)	(6,352)
Other comprehensive income/(loss)	-	584
Total comprehensive income/(loss)	(7,115)	(5,768)

(c)	Other information

The Company has not entered into any guarantees in relation to its subsidiaries. Refer to Note 24 for details of contingent assets and liabilities.

Paringa Resources Limited ANNUAL REPORT 2018	47

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

20.	SHARE-BASED PAYMENTS

(a)	Recognised Share-based Payment Expense

From time to time, the Group provides employee options and employee rights to officers, employees, consultants, lenders, and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past two years, the following expenses arising from share-based payments have been recognised:

	2018	2017
	US$000	US$000

Expense arising from equity-settled share-based payment transactions	2,298	674

In addition to share-based payments recognised as an expense through profit or loss, share-based payments of US$1,254,000 were recognised as an asset (capitalised borrowing costs) during the 2017 year, relating to the issue of 4,444,444 lender options to Macquarie Bank Limited in consideration for an offer to provide a US$21.7 million Project Loan Facility to develop the Poplar Grove Mine. Refer to Notes 9 and 15(b) for further details.  During the year ended June 30, 2018, share-based payments of US$248,338 were recognised as a deduction from share capital relating to the issue of 6,000,000 underwriter options.

(b)	Summary of Options and Rights Granted as Share-based Payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of options and rights granted as share-based payments at the beginning and end of the financial year:

	2018 Thousands of Options and Rights	2018 WAEP A$	2017 Thousands of Options and Rights	2017 WAEP A$
Outstanding at beginning of year	24,104	$0.17	10,324	$0.12
Granted during the year	7,650	$0.26	21,854	$0.15
Forfeited and lapsed during the year	(5,680)	$0.07	(5,924)	-
Exercised/converted during the year	(500)	$0.30	(2,150)	$0.23
Outstanding at end of year [1]	25,574	$0.22	24,104	$0.17

Notes:
[1]
At June 30, 2018, the Company also had on issue 7,494,000 placement options exercisable at $0.50 each on or before July 31, 2018 which are not considered share based payments under AASB 2 as they were issued as part of a share placement.

48	Paringa Resources Limited ANNUAL REPORT 2018

The following options and rights were granted as share-based payments during the past two years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price $	Grant Date Fair Value $
2018
Series 1	Rights	50,000	23-May-17	31-Dec-18	-	A$0.456
Series 2	Rights	100,000	23-May-17	31-Dec-19	-	A$0.456
Series 3	Rights	400,000	23-May-17	31-Dec-20	-	A$0.456
Series 4	Rights	100,000	5-Jun-17	31-Dec-20	-	A$0.413
Series 5	Rights	200,000	16-Oct-17	31-Dec-19	-	A$0.359
Series 6	Rights	500,000	16-Oct-17	31-Dec-20	-	A$0.359
Series 7	Rights	100,000	11-Dec-17	31-Dec-19	-	A$0.351
Series 8	Rights	200,000	11-Dec-17	31-Dec-20	-	A$0.351
Series 9	Options	6,000,000	26-Jun-18	30-Jun-21	A$0.33	A$0.056
2017
Series 10	Options	1,000,000	25-Jan-17	31-Dec-18	A$0.45	A$0.239
Series 11	Options	4,444,444	05-Apr-17	05-Apr-21	A$0.66	A$0.376
Series 12	Rights	3,070,000	21-Dec-16	31-Dec-19	-	A$0.448
Series 13	Rights	3,695,000	25-Jan-17	31-Dec-18	-	A$0.523
Series 14	Rights	1,275,000	25-Jan-17	31-Dec-19	-	A$0.523
Series 15	Rights	4,870,000	25-Jan-17	31-Dec-20	-	A$0.523
Series 16	Rights	1,500,000	19-Jun-17	31-Dec-19	-	A$0.447
Series 17	Rights	2,000,000	19-Jun-17	31-Dec-20	-	A$0.447

(c)	Weighted Average Remaining Contractual Life

At June 30, 2018, the weighted average remaining contractual life of options and rights on issue that had been granted as share-based payments was 3.15 years (2017: 2.64 years).

(d)	Range of Exercise Prices

At June 30, 2018, the range of exercise prices of options on issue that had been granted as share-based payments was A$0.33 to A$0.66 (2017: A$0.30 to A$0.66).

(e)	Weighted Average Fair Value

The weighted average fair value of options and rights granted as share-based payments by the Group during the year ended June 30, 2018 was A$0.13 (2017: A$0.46).

(f)	Option and Performance Share Right Pricing Model

The fair value of employee options and lender options granted is estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which the options were granted. The fair value of employee rights granted is estimated as at the date of grant based on the underlying share price (being the volume weighted average share price over the five trading days prior to issuance).

The table below lists the inputs to the valuation model used for share options and performance share rights granted by the Group during the last two years:

2018 Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8	Series 9
Exercise price	-	-	-	-	-	-	-	-	A$0.33
Grant date share price	A$0.48	A$0.48	A$0.48	A$0.385	A$0.385	A$0.385	A$0.37	A$0.37	A$0.19
Dividend yield[1]	-	-	-	-	-	-	-	-	-
Volatility[2]	-	-	-	-	-	-	-	-	65%
Risk-free interest rate	-	-	-	-	-	-	-	-	2.10%
Grant date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Issue date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Expiry date	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	30-Jun-21
Expected life (years)[3]	1.61	2.61	3.61	3.58	2.21	3.21	2.05	3.06	3.01
Fair value at grant date	A$0.456	A$0.456	A$0.456	A$0.413	A$0.359	A$0.359	A$0.351	A$0.351	A$0.056

Paringa Resources Limited ANNUAL REPORT 2018	49

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

20.	SHARE-BASED PAYMENTS (Continued)

(f)	Option and Right Pricing Model (Continued)

2017 Inputs	Series 10	Series 11	Series 12	Series 13	Series 14	Series 15	Series 16	Series 17
Exercise price	A$0.45	A$0.66	-	-	-	-	-	-
Grant date share price	A$0.51	A$0.64	A$0.45	A$0.51	A$0.51	A$0.51	A$0.44	A$0.44
Dividend yield[1]	-	-	-	-	-	-	-	-
Volatility[2]	80%	80%	-	-	-	-	-	-
Risk-free interest rate	1.81%	2.14%	-	-	-	-	-	-
Grant date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17
Issue date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17
Expiry date	31-Dec-18	5-Apr-21	31-Dec-19	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20
Expected life (years)[3]	1.93	4.00	3.03	1.93	2.93	3.93	2.53	3.54
Fair value at grant date	A$0.239	A$0.376	A$0.448	A$0.523	A$0.523	A$0.523	A$0.447	A$0.447

Notes:
[1]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	The expected life of the options and rights is based on the expiry date of the options or rights.

21.	AUDITORS’ REMUNERATION

The auditor of Paringa Resources Limited is Deloitte Touche Tohmatsu.

	2018	2017
	US$000	US$000

Amounts received or due and receivable by Deloitte Touche Tohmatsu for:
• Australian audit or review of the financial report of the entity and any other entity in the Group; and	112	23
• United States audit or review of financial statements of the entity and any other entity in the Group in accordance with Public Company Accounting Oversight Board (PCAOB) standards as part of the Company’s proposed U.S. listing.	324	112
	436	135

22.	SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Group operates in one segment, being exploration and development of mineral resource properties. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Group.

(a)	Reconciliation of Non-Current Assets by geographical location

	2018	2017
	US$000	US$000

United States of America	65,616	30,112
	65,616	30,112

50	Paringa Resources Limited ANNUAL REPORT 2018

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

The Group’s principal financial instruments comprise receivables, payables, security deposits, cash and short-term deposits. The main risks arising from the Group’s financial instruments are credit risk, liquidity risk, interest rate risk, commodity price risk and foreign currency risk.

This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, security deposits and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

	2018	2017
	US$000	US$000
Cash and cash equivalents	22,623	34,802
Trade and other receivables	78	265
Other non-current financial assets	1,102	446
	23,803	35,513

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

As at June 30, 2018, the Group’s only income was interest income, and accordingly does not have significant exposure to bad or doubtful debts.

However, the Group has entered into a fixed-price coal sales contracts with LG&E and KU. It is expected that the Group will start receiving revenues from this customer during the 2019 financial year.

Trade and other receivables comprise trade receivables, interest accrued and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that, where possible, customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2018, none (2017: Nil) of the Group’s receivables are past due.

Paringa Resources Limited ANNUAL REPORT 2018	51

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due.

At reporting date, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months US$000	6-12 Months US$000	1-5 Years US$000	≥5 Years US$000	Total US$000
2018 Group
Financial Liabilities
Trade and other payables	9,892	-	-	-	9,892
Other current financial liabilities	-	-	-	-	-
	9,892	-	-	-	9,892
2017 Group
Financial Liabilities
Trade and other payables	837	-	-	-	837
Other current financial liabilities	3,750	-	-	-	3,750
	4,587	-	-	-	4,587

(d)	Interest Rate Risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	2018	2017
	US$000	US$000
Interest-bearing financial instruments
Cash at bank and on hand	22,623	34,802
	22,623	34,802

The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 1.60% (2017: 1.21%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2017.

52	Paringa Resources Limited ANNUAL REPORT 2018

	Profit or loss
	+ 100 basis points	- 100 basis points
2018
Group
Cash and cash equivalents	187	(187)
2017
Group
Cash and cash equivalents	348	(345)

(e)	Commodity Price Risk

The Group is not currently exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group’s control. As the Group is currently engaged in exploration and business development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(f)	Fair Value

At June 30, 2018 and 2017 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount due to their short-term nature. No financial instruments are subsequently carried at fair value.

(g)	Capital Management

The Group defines its Capital as total equity of the Group, being US$77.1 million for the year ended June 30, 2018 (2017: US$60.6 million). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily equity based financing. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimise debt and to raise funds as required through the issue of new shares.

At June 30, 2018, the Group was not subject to externally imposed capital requirements.

However, during the year, the Company executed formal documentation with Macquarie Bank Limited to provide a US$21.7 million secured Project Loan Facility. Subsequent to the end of the year, the Company reached financial close for the PLF and drew down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF. The second US$6.7 million tranche is not currently required and will not be drawn before the March 2019 quarter.

The proposed terms of the Project Loan Facility include a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% per annum during the construction phase, falling to a 9.5% margin for the remainder of the loan, as well as customary guarantees and security agreements.

Paringa Resources Limited ANNUAL REPORT 2018	53

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2018
(Continued)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(h)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2018, the majority of the Group’s cash reserves were denominated in US$, being US$20.5 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

Exposure to A$	2018 A$ exposure US$000	2017 A$ exposure US$000
Financial assets
Cash and cash equivalents	2,072	1,713
Other current financial assets	42	201
Financial liabilities
Trade and other payables	(479)	(245)
Net exposure	1,635	1,669

Foreign exchange rate sensitivity

At the reporting date, had the A$ appreciated or depreciated against the US$, as illustrated in the table below, profit and loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase	10% Decrease	10% Increase	10% Decrease
2018
Group	163	(163)	163	(163)
2017
Group	167	(167)	167	(167)

24.	CONTINGENT ASSETS AND LIABILITIES

(i)	Contingent Assets

As at the date of this report, no contingent assets had been identified at June 30, 2018.

(ii)	Contingent Liabilities

As at the date of this report, no contingent liabilities had been identified at June 30, 2018.

54	Paringa Resources Limited ANNUAL REPORT 2018

25.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2018 and June 30, 2017:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$000	US$000	US$000
2018
Operating lease commitments	161	340	501
2017
Operating lease commitments	79	-	79

(a)	Operating lease commitments

Operating lease commitments include contracts for leased offices in the United States.

26.	EVENTS SUBSEQUENT TO BALANCE DATE

(i)
On September 5, 2018, the Company announced that it had filed a registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission (“SEC”). Paringa’s registration of ordinary shares, if approved, would allow American depositary shares (“ADSs”) representing ordinary shares to be listed on a national securities exchange in the United States; and

(ii)
On September 10, 2018, the Company announced that it had reached financial close for its US$21.7 million PLF from Macquarie, and drawn down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF.

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2018 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2018, of the Group;

•	the results of those operations, in financial years subsequent to June 30, 2018, of the Group; or

•	the state of affairs, in financial years subsequent to June 30, 2018, of the Group.

Paringa Resources Limited ANNUAL REPORT 2018	55

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Paringa Resources Limited:

1.	In the opinion of the Directors:

(a)	the attached financial statements, notes and the additional disclosures included in the Directors’ report designated as audited, are in accordance with the Corporations Act 2001, including:

(i)	section 296 (compliance with accounting standards and Corporations Regulations 2001); and
(ii)	section 297 (gives a true and fair view of the financial position as at June 30, 2018 and of the performance for the year ended on that date of the consolidated group); and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1(a) to the financial statements.

3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2018.

On behalf of the Board

TODD HANNIGAN
 Interim CEO

September 28, 2018

56	Paringa Resources Limited ANNUAL REPORT 2018

INDEPENDENT AUDITORS REPORT

Paringa Resources Limited ANNUAL REPORT 2018	57

INDEPENDENT AUDITORS REPORT
(Continued)

Paringa Resources Limited ANNUAL REPORT 2018	58

Paringa Resources Limited ANNUAL REPORT 2018	59

INDEPENDENT AUDITORS REPORT
(Continued)

60	Paringa Resources Limited ANNUAL REPORT 2018

CORPORATE GOVERNANCE

Paringa Resources Limited (“Company” or “Paringa”) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board of Paringa has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company. These documents are available in the Corporate Governance section of the Company’s website, www.paringaresources.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

The Company’s 2018 Corporate Governance Statement, which explains how Paringa complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ (“ASX Principles and Recommendations”) in relation to the year ended June 30, 2018, is available in the Corporate Governance section of the Company’s website, www.paringaresources.com, and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.

In addition to the ASX Principles and Recommendations, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

•	relatively simple operations of the Company, which is focussed on developing a single coal property;

•	cost verses benefit of additional corporate governance requirements or processes;

•	Board’s experience in the relevant sector;

•	organisational reporting structure and limited number of reporting functions, divisions and employees;

•	relatively simple financial affairs with limited complexity and quantum;

•	relatively moderate market capitalisation; and

•	direct shareholder feedback.

Paringa Resources Limited ANNUAL REPORT 2018	61

MINERAL RESOURCES AND ORE RESERVES STATEMENT

1.	COAL RESOURCES

The Company’s Coal Resources as at June 30, 2018 and 2017, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Buck Creek Complex Coal Resources as at June 30, 2018					Buck Creek Complex Coal Resources as at June 30, 2017
Category	Coal Resource (Mt)	Calorific Value* (Btu/lb)	Ash* (%)	Yield* (%)	Category	Coal Resource (Mt)	Calorific Value* (Btu/lb)	Ash* (%)	Yield* (%)
Measured	103.6	11,963	8.6	91.1	Measured	103.6	11,963	8.6	91.1
Indicated	228.6	11,963	8.6	91.1	Indicated	228.6	11,963	8.6	91.1
Inferred	0.7	11,963	8.6	91.1	Inferred	0.7	11,963	8.6	91.1
Total	332.9	11,963	8.6	91.1	Total	332.9	11,963	8.6	91.1

* Coal quality specifications include an addition of 4% moisture to the equilibrium moisture which is intended to represent the true moisture of a saleable product (to approximate the as received basis).

As a result of the annual review of the Company’s Coal Resources, there has been no change to the Coal Resources reported for the Buck Creek Complex.

2.	COAL RESERVES

The Company’s Coal Reserves as at June 30, 2018 and 2017, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Buck Creek Complex Coal Reserves as at June 30, 2018				Buck Creek Complex Coal Reserves as at June 30, 2017
Category	Recoverable Coal Reserve (Mt)	Marketable Coal Reserve (Mt)	Product Yield (%)	Category	Recoverable Coal Reserve (Mt)	Marketable Coal Reserve (Mt)	Product Yield (%)
Proven	43.5	33.2	76.48	Proven	43.5	33.2	76.48
Probable	92.3	70.6	76.48	Probable	92.3	70.6	76.48
Total	135.7	103.8	76.48	Total	135.7	103.8	76.48

As a result of the annual review of the Company’s Coal Reserves, there has been no change to the Coal Reserves reported for the Buck Creek Complex.

3.	GOVERNANCE OF RESOURCES AND RESERVES

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Coal Resources and Coal Reserves. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Coal Resource and Coal Reserve estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including the project’s size, title, exploration results or other technical information, then previous Coal Resource and Coal Reserve estimates and market disclosures are reviewed for completeness.

The Company reviews its Coal Resources and Coal Reserves as at June 30, each year. Where a material change has occurred in the assumptions or data used in previously reported Coal Resources or Coal Reserves, then where possible a revised Coal Resource or Coal Reserve estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Coal Resource or Coal Reserve estimate will be prepared and reported as soon as practicable.

62	Paringa Resources Limited ANNUAL REPORT 2018

4.	COMPETENT PERSONS STATEMENT

The information in this Mineral Resources and Ore Reserves Statement that relates to Coal Resources is based on, and fairly represents, information compiled or reviewed by Mr. K. Scott Keim, a Competent Person who is a Member of The American Institute of Professional Geologists. Mr. K. Scott Keim is employed by MM&A. Mr. K. Scott Keim has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources. Mr. K. Scott Keim consents to the inclusion in this Mineral Resources and Ore Reserves Statement of the matters based on his information in the form and context in which it appears.

The information in this Mineral Resources and Ore Reserves Statement that relates to Coal Reserves is based on, and fairly represents, information compiled or reviewed by Messrs. Justin S. Douthat and Gerard J. Enigk, both of whom are Competent Persons and are Registered Members of the Society for Mining, Metallurgy & Exploration. Messrs. Douthat and Enigk are employed by MM&A. Messrs. Douthat and Enigk have sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’  and to qualify as Qualified Persons as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources.  Messrs. Douthat and Enigk consent to the inclusion in this Mineral Resources and Ore Reserves Statement of the matters based on their information in the form and context in which it appears.

Messrs. Keim, Douthat and Enigk have approved this Mineral Resources and Ore Reserves Statement as a whole and consent to its inclusion in the form and context in which it appears.

Paringa Resources Limited ANNUAL REPORT 2018	63

ASX ADDITIONAL INFORMATION

1.	TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest shareholders as at August 31, 2018 are listed below:

Name	Number of Ordinary Shares	Percentage of Ordinary Shares
J P Morgan Nominees Australia Limited	81,356,277	17.90
Citicorp Nominees Pty Limited	53,087,022	11.68
HSBC Custody Nominees <Australia> Limited	24,394,781	5.37
Silver Lake Resources Limited	16,000,000	3.52
Bouchi Pty Ltd	14,498,643	3.19
Arredo Pty Ltd	14,015,152	3.08
UBS Nominees Pty Ltd	12,121,966	2.67
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	8,057,527	1.77
Jamax Holdings Pty Ltd	6,909,091	1.52
Moshos Family Investments Pty Ltd <Moshos Family A/C>	6,675,000	1.47
National Nominees Limited	6,481,805	1.43
Argonaut Equity Partners Pty Limited	6,054,969	1.33
Rocket Science Pty Ltd <The Trojan Capital Fund A/C>	5,500,000	1.21
Nero Resource Fund Pty Ltd <Nero Resource Fund A/C>	5,272,727	1.16
Silver Lake Resources Limited	4,764,683	1.05
BNP Paribas Noms Pty Ltd <DRP>	4,445,690	0.98
Westblock Services Pty Ltd <Westblock Investment A/C>	4,333,334	0.95
Enerview Pty Ltd	4,266,667	0.94
Jetosea Pty Ltd	4,229,406	0.93
Mr Terry Patrick Coffey + Hawkes Bay Nominees Limited <Williams Family No 2 A/C>	4,146,734	0.91
Total Top 20	286,611,474	63.08
Others	167,774,707	36.92
Total Ordinary Shares on Issue	454,386,181	100.00

2.	DISTRIBUTION OF EQUITY SECURITIES

An analysis of numbers of holders of listed securities by size of holding as at August 31, 2018 is listed below:

	Ordinary Shares
Distribution	Number of Shareholders	Number of Ordinary Shares
1 - 1,000	28	6,105
1,001 - 5,000	104	316,790
5,001 - 10,000	142	1,137,772
10,001 - 100,000	525	20,424,812
100,001 Over	310	432,500,702
Totals	1,109	454,386,181

There were 68 holders of less than a marketable parcel of Ordinary Shares.

3.	VOTING RIGHTS

See Note 14(b) of the Notes to the Financial Statements.

64	Paringa Resources Limited ANNUAL REPORT 2018

4.	SUBSTANTIAL SHAREHOLDERS

Substantial shareholder notices have been received from the following at August 31, 2018:

Substantial Holder	Number of Ordinary Shares
AustralianSuper Pty Ltd	51,166,892 (11.3%)
Commonwealth Bank of Australia	37,753,866 (8.3%)
Tribeca Investment Partners Pty Ltd	24,942,134 (5.5%)

5.	UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at August 31, 2018, other than those securities issued or acquired under an employee incentive scheme, are listed below:

Holder	$0.45 Options Expiring 31-Dec-18	$0.50 Options Expiring 31-Dec-18	$0.66 Options Expiring 5-Apr-21
Mr. Todd Hannigan	500,000	-	-
Mr. Thomas Todd	500,000	-	-
Mr. Jonathan Hjelte	-	500,000	-
Macquarie Bank Limited	-	-	4,444,444
Total	1,000,000	500,000	4,444,444
Total holders	2	1	1

6.	ON-MARKET BUY BACK

There is currently no on-market buyback program for any of Paringa Resources Limited’s listed securities.

7.	INTERESTS IN MINING PROPERTIES

Buck Creek Complex

At June 30, 2018, Paringa controlled approximately 40,751 gross acres of coal leases in Kentucky, United States which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 328 individual coal leases with private mineral owners.

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ASX ADDITIONAL INFORMATION
(Continued)

8.	FORWARD LOOKING STATEMENTS

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

9.	COMPETENT PERSONS STATEMENTS

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

66	Paringa Resources Limited ANNUAL REPORT 2018